EXHIBIT NO. 99.8(d)

MASTER ADMINISTRATIVE SERVICES AGREEMENT

(COMPASS)

Amended and Restated

August 1, 2006

Exhibit D as revised:

August 1, 2007 (Revised Fee Schedule)

October 1, 2007 (Revised Fee Schedule)

Effective October 1, 2007, to December 31, 2007

Master Administrative Services Agreement - Exhibit D

Administrative Fee

In return for the Administrative Services provided by the Administrator under this Agreement, for the period October 1, 2007 to December 31, 2007, each Fund shall pay the Administrator fees as described below:

(i) Fixed Fee: Regardless of asset size, each Fund shall pay an annual fee to the Administrator in the amount of $10,000.

(ii) Asset-Based Fee: In addition to the Fixed Fee, each Fund shall pay a fee at the following annual rates, stated as a percentage of the average daily net assets of the Fund:

0.0000% on average daily net assets from $0 to $50 million;

0.0240% on average daily net assets in excess of $50 million and less than or equal to $750 million;

0.0230% on average daily net assets in excess of $750 million and less than or equal to $1.5 billion;

0.0220% on average daily net assets in excess of $1.5 billion and less than or equal to $2.5 billion;

0.0215% on average daily net assets in excess of $2.5 billion and less than or equal to $4.0 billion; and

0.0000% on average daily net assets in excess of $4.0 billion.

IN WITNESS WHEREOF, the parties hereto have caused this Exhibit D to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affiliated, as of the date first written above.

On behalf of the MFS/Sun Life Series Trust and Compass Products listed on Exhibit A hereto

By:	SUSAN S. NEWTON
Susan S. Newton
Assistant Secretary

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	ROBERT J. MANNING
Robert J. Manning
Chief Executive Officer, Chief Investment Officer and President